UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

XETA Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
983909102
(CUSIP Number)
with a copy to:

Ronald L. Siegenthaler 6555 South 57th, West Avenue Tulsa, Oklahoma 74131 (918) 594-2600	Ron B. Barber Barber & Bartz 525 S. Main Street, Suite 800 Tulsa, Oklahoma 74103 (918) 559-7755
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	983909102

1	NAMES OF REPORTING PERSONS Ronald L. Siegenthaler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	[OO]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States citizen

	7	SOLE VOTING POWER

NUMBER OF		1,117,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,117,003

WITH	10	SHARED DISPOSITIVE POWER

		129,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,117,003 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [Not Applicable]

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Introduction:
This Amendment (“Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by Ronald L. Siegenthaler (the “Reporting Person”) on February 12, 1993. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.
This Amendment relates to certain transactions in connection with an Agreement and Plan of Merger dated as of February 8, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among PAETEC Holding Corp., a Delaware corporation (“PAETEC”), Hera Corporation, an Oklahoma corporation and an indirect wholly-owned subsidiary of PAETEC (“Sub,” and together with PAETEC, the “PAETEC Parties”), and XETA Technologies, Inc., an Oklahoma corporation (the “Issuer”). Under the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Sub shall be merged with and into the Issuer and the Issuer will survive the merger as an indirect wholly-owned subsidiary of PAETEC.
Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a voting agreement with PAETEC (as it may be amended from time to time, the “Voting Agreement”) pursuant to which, among other things, the Reporting Person agreed to vote all of the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) beneficially owned by the Reporting Person, representing approximately 10.38% of the Issuer’s issued and outstanding Common Stock in the aggregate, in favor of the merger and against any other acquisition proposal at any meeting of the Issuer’s shareholders until termination of the Merger Agreement.
The summary of the Merger Agreement and Voting Agreement is qualified in its entirety by the terms and conditions of the Voting Agreement, which is filed as Exhibit 1 hereto, and is incorporated herein by reference.
Item 1. Security and Issuer.
This Amendment is filed by and on behalf of the Reporting Person to amend and supplement the Schedule 13D filed on February 12, 1993, with respect to shares of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 1814 W. Tacoma Street, Broken Arrow, Oklahoma 74012.
Item 2. Identity and Background.
(a)	This Amendment is being filed by Ronald L. Siegenthaler, referred to as the “Reporting Person.”

(b)	The address of the Reporting Person is 6555 South 57th, West Avenue, Tulsa, OK, 74131.

(c)	The Reporting Person is the Chairman of the Board of Directors of the Issuer.

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)	During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The shares of Common Stock beneficially owned by the Reporting Person have been (i) acquired directly from the Issuer prior to the Issuer becoming a reporting company under the Securities Exchange Act of 1934, as amended, (ii) in open market transactions, or (iii) pursuant to options to purchase shares of Common Stock under the Issuer’s equity compensation plans and agreements. The Reporting Person received no monetary consideration in connection with the execution and delivery of the Voting Agreement, as described in Item 4 below.

Item 4. Purpose of Transaction.
Item 4 is hereby amended by adding the following paragraphs immediately after the final paragraph thereof:
The Reporting Person has acquired the Common Stock referenced herein for investment. Subject to the terms of the Voting Agreement described below, the Reporting Person may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Issuer or sales by other shareholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of his shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or otherwise. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
As an inducement for the PAETEC Parties to enter into the Merger Agreement, on February 8, 2011, the Reporting Person, solely in his capacity as a shareholder of the Issuer, entered into a voting agreement with PAETEC (the “Voting Agreement”) (these shares, together with any additional shares of the Common Stock acquired by the Reporting Person on or after the date of the Voting Agreement, are referred to as the “Covered Shares”). Under the Voting Agreement, the Reporting Person has agreed to vote, or cause to be voted, his Covered Shares in favor of the approval and adoption of the Merger Agreement, against certain other acquisition proposals, certain extraordinary transactions involving the Issuer (including any reorganization, recapitalization, liquidation or winding-up of the Issuer) and any action of the Issuer requiring the approval of the Issuer’s shareholders that would adversely affect the consummation of the transactions contemplated under the Merger Agreement.
The Reporting Person is the Chairman of the Board of the Issuer, but entered into the Voting Agreement solely in his capacity as a shareholder of the Issuer, and not as a director of the Issuer or in any other capacity. At the same time as the Reporting Person entered into the Voting Agreement, (i) Greg D. Forrest, the Issuer’s chief executive officer and a director, and (ii) Patara Capital, LP, a limited partnership for which Ozarslan A. Tangun, a director of the Issuer, serves as managing member, entered into voting agreements with PAETEC having substantially similar terms to the terms of the Voting Agreement.
Under the Voting Agreement, the Reporting Person has agreed not to, on or after the date of the Voting Agreement, among other things, grant any proxies or enter into any arrangement to vote any Covered Shares, sell, assign, transfer, encumber or dispose of any Covered Shares or attempt to execute any statutory appraisal or similar rights with regard to the Covered Shares. The Reporting Person also has agreed not to knowingly take any action to solicit or initiate other acquisition proposals or engage in negotiations with any person whom the Reporting Person knows is considering making, has made or has agreed to endorse another acquisition proposal. Each Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the effective time of the Merger.
The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, reference to the copy of the Voting Agreement filed as Exhibit 99.1 hereto, which is hereby incorporated into this Amendment by reference.
Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
The Reporting Person has beneficial ownership of 1,117,003 shares of the Issuer’s Common Stock, or 10.38% of the total shares of Common Stock outstanding. This ownership percentage has been calculated in accordance with Rule 13d-3 under the Exchange Act based on a total of 10,762,191 shares, the number of shares of Issuer’s Common Stock outstanding as of February 3, 2011, as disclosed in the Merger Agreement. Of the total shares beneficially owned by the Reporting Person, 980,003 are held in a revocable trust established by the Reporting Person for which he is sole trustee, and 129,000 shares are held in a revocable for which his spouse serves as sole trustee.
Of the 1,117,003 shares beneficially owned by the Reporting Person, 1,100,000 shares are pledged to secure personal indebtedness of the Reporting Person. The loan documents evidencing such personal indebtedness provide that in addition to customary events of default, it shall be an event of default if the stock price for the Common Stock falls below $2.00 per share. In the event of an event of default, the pledgee-lender will have to right to obtain, upon notice to the Reporting Person, rights to exercise all voting rights with respect to such pledged Common Stock.
The Reporting Person has not made any purchase, sale or other transaction in the Common Stock during the 60 days preceding the date of this statement. Other than the revocable trusts referred to above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person as of the date hereof.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The description of the Voting Agreement in Item 4 is incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

1.	Voting Agreement, dated as of February 8, 2011, among PAETEC Holding Corp. and Ronald L. Siegenthaler.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2011
/s/ Ronald L. Siegenthaler
Ronald L. Siegenthaler

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).